貝克．麥堅時律師事務所

Central, Hong Kong SAR

[redacted]

07028504

www.bakernet.com

RECEIVED

2007 DEC -6 P 1:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 30, 2007

Our Ref: 32201000-000001

By Hand

SHANGHAI JIN JIANG **12g3-2(b)**
File No. **82-35063**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since November 1, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

PROCESSED

DEC 1 2 2007

THOMSON FINANCIAL

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/Zha Zheng/Ingrid Ling

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on
November 1, 2007**

1. Announcement of Rights Over the Excluded Hotel Businesses and New Union, dated November 29, 2007, by the Company.

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock code: 2006)

RIGHTS OVER THE EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Board is pleased to announce that a quarterly meeting of the INEDs was held on 29 November 2007 in accordance with the arrangements disclosed in the Prospectus, to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

The INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons described below.

In accordance with the arrangements disclosed in the Prospectus, the INEDs held the 3rd quarterly meeting for 2007 on 29 November 2007 to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

After considering the proposal presented by the Company, the INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons set out below:

Eastern Jin Jiang and JC Mandarin

The disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin have not been resolved and therefore it is not legally possible for the Company to exercise the relevant Rights.

Pacific Shanghai

The term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this joint venture company.

Garden Hotel Shanghai

The term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this joint venture company.

New Jin Jiang Business Traveller

The Company has not been granted any Rights in relation to New Jin Jiang Business Travellers under the Deed of Non-Competition.

Legal and valid land use right certificates and building ownership certificates for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have not yet been obtained and therefore it is not legally possible for the Company to exercise the relevant Rights.

New Union

The development project of New Union has not yet been completed. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock company established in the PRC, of which 1,391,500,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	the deed of non-competition dated 20 November 2006 entered into between Jin Jiang International and the Company
"Eastern Jin Jiang"	上海東錦江大酒店有限公司 (Shanghai Eastern Jin Jiang Hotel Company Limited)
"Excluded Hotel Businesses"	Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn
"Directors"	the directors of the Company
"Garden Hotel Shanghai"	花園飯店（上海）, a sino-foreign co-operative joint venture enterprise established between Jin Jiang International and 野村•中國投資株式會社 (Nomura China Investment Company Limited)
"Group"	the Company and its subsidiaries
"INEDs"	the independent non-executive Directors of the Company
"JC Mandarin"	上海錦滄文華大酒店有限公司 (Shanghai Jin Cang Mandarin Hotel Company Limited)

"Jiaozhou Road Inn"	上海食品集團酒店管理有限公司膠州度假旅館, which is a branch of Shanghai Foods Group Hotel Management Company Limited
"Jin Jiang International"	錦江國際（集團）有限公司 (Jin Jiang International Holdings Company Limited), the controlling shareholder of the Company
"Jinyuan Inn"	上海食品集團酒店管理有限公司晉元大酒店
"New Jin Jiang Business Travellers"	上海錦江國際實業投資股份有限公司新錦江商旅酒店（分公司）(New Jin Jiang Business Travellers Hotels of Shanghai Jin Jiang International Industrial Investment Company Limited)
"New Union"	上海新聯誼大廈有限公司 (Shanghai New Union Building Co., Ltd.)
"Pacific Shanghai"	上海太平洋大飯店有限公司 (Pacific Shanghai Hotel Company Limited)
"Prospectus"	the prospectus dated 30 November 2006 issued by the Company
"Rights"	the rights granted by Jin Jiang International under the Deed of Non-Competition to the Company to purchase or, in the case of Jinyuan Inn and Jiaozhou Road Inn, to purchase or lease, all (but not part only, unless otherwise agreed by Jin Jiang International) of Jin Jiang International's direct and indirect interest in the Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
29 November 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the INEDs are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END